Update on Proposed Fund Mergers

As Guggenheim Investments previously announced on August 31, 2016, the Boards of Trustees of several Guggenheim equity closed-end funds approved the mergers outlined below.
Acquired Funds	Ticker	Acquiring Fund	Ticker
Guggenheim Enhanced Equity Strategy Fund	GGE	Guggenheim Enhanced Equity Income Fund	GPM
Guggenheim Equal Weight Enhanced Equity Income Fund	GEQ

Guggenheim Investments also announced that the Board of Trustees of GPM approved a redomestication of GPM from a Massachusetts business trust to a Delaware statutory trust.
It was previously announced that the mergers were expected to be completed in late 2016, subject to required shareholder approvals and the satisfaction of applicable regulatory requirements and other customary closing conditions. As noted in the prior press release, the solicitation of proxies to effect each merger and the redomestication will only be made by a final, effective Registration Statement on Form N-14, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”).  The Registration Statement has been filed with the SEC but has not yet been declared effective.
The Boards of Trustees and Management of the funds continue to believe that the proposed mergers will provide potential benefits to common shareholders, including lower operating expenses and greater secondary market liquidity, among other things.
The Funds will provide information regarding the date of the special shareholder meeting and the record date for such meeting when it is available.
Guggenheim Investments currently anticipates that the mergers will be completed in the first quarter of 2017, subject to shareholder approval, the satisfaction of regulatory requirements and other customary closing conditions.
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The foregoing information is not intended to, and does not, constitute an offer to purchase or sell shares of any of GGE, GPM, or GEQ (the “Funds”); nor is the foregoing information intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of proxies to effect each merger and the redomestication will only be made by a final, effective Registration Statement on Form N-14, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the SEC.

Guggenheim Partners	1

The Registration Statement has been filed with the SEC but has not yet been declared effective. The Registration Statement may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.
The Funds and their respective trustees, officers and employees, and Guggenheim Investments, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the mergers and the redomestication. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds' respective trustees, officers and employees, and Guggenheim Investments and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus relating to the mergers and the redomestication when it is available.
INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND THE REDOMESTICATION. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUSES WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.
Security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by directing a request to Guggenheim Investments at 800-345-7999.
Each Fund also files annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by a fund at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by a Fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Guggenheim Partners	2